Filed Pursuant to Rule 433 of the Securities Act of 1933

 Issuer Free Writing Prospectus dated July 2, 2015
Registration No.  333-203238

Up to 3,125,000 Units
Consisting of One Share of Common Stock and
One Warrant to Purchase One-half Share of Common Stock

This free writing prospectus relates to the initial public offering of common stock and warrants of Innovation Economy Corporation, which does business under the name “ieCrowd”. It should be read together with ieCrowd’s final prospectus dated June 3, 2015 relating to the offering, which has been filed by ieCrowd with the Securities and Exchange Commission (the SEC) and which may be accessed through the following web link:

http://www.sec.gov/Archives/edgar/data/1563004/000121390015004282/f424b30615_innovation.htm

It should also be read together with any later-dated prospectus relating to the offering and the other documents filed by ieCrowd with the SEC.

Innovation Economy Corporation has filed a final prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the final prospectus and other documents Innovation Economy Corporation has filed with the SEC for more complete information about Innovation Economy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained from TriPoint Global Equities, LLC if you request it by calling, toll-free, 1-800-304-6994.

The Company has made available on its website, www.iecrowd.com/ipo, four videos, transcripts of which are set forth below.

ieCrowd Story Video Transcript

Client	ieCrowd
Video	ieCrowd Story – 4min 26 sec

Speaker 1 (Amro Albanna, Chairman and CEO):

“Let’s start with the facts. There are life and health related challenges out there in the world. On the other hand, there are promising breakthrough innovations that could solve some of those challenges, but for one reason or another those innovations never make it to the marketplace and that’s the problem.

The mission of ieCrowd is to transform a concept that would never see the light of day and show that it can become a reality. Our goal is to really turn promising breakthrough innovations into actual solutions to some of our biggest life and health challenges. Day one we knew that the ingredients of ieCrowd must come from the crowd, must come from everybody.”

Speaker 2 (Stephen Abbot, Chief Discovery Officer):

“I’m here at the campus of the University of California, I’m here to find those ideas that are ready to leave the lab and become something that would help people’s lives.”

Speaker 3 (Dale Hutchins, President):

“Every year about sixty billion dollars of tax payer money goes into applied and basic research. If you could find a way to find those diamonds in the rough and turn them into products that can positively impact the lives of people around the world that’s an amazing thing.”

Speaker 1 (Amro Albanna, Chairman and CEO):

“What we wanted to accomplish the first five years is to show that this model could actually work. Lets take three different innovations as an example: your cell phone right now can see, your cell phone can hear, the one thing your cell phone can not do is smell. Nuuma will be a tiny gas sensor that we designed to incorporate in mobile devices. The next technology will be designed to control the flow of oxygen so that patients with reduced lung capacity are not having to manually adjust the level of oxygen that they need as they go about their daily activities.

Kite technology could have the ability to block mosquitoes from finding us and biting us. Think of diseases that mosquitos carry: Malaria, Dengue, Yellow fever. So imagine the impact that we could have if Kite technology is available for the entire world. If we’re successfully able to come up with solutions for three big challenges in the world think about the potential of solving fifty or five hundred. What could that mean to all of us on this earth. The only way this can get bigger is by having more people participate.”

Speaker 4 (Grey Frandsen, Business Unit President, Olfactor Laboratories):

“We’ve actually deconstructed the idea that you have to go it alone. Because the truth is you don’t. We can’t think like we have been the last thirty forty or fifty years if we are going to solve the problems that we have yet to solve.

Speaker 5 (Robert Yu, VP, Yu Yu Pharma):

“Imagine all this IP that’s sitting in universities just waiting to be discovered. What prevents us from doing the same thing at University of Malaysia, University of Indonesia.”

Speaker 1 (Amro Albanna, Chairman and CEO):

“Think about people from all over the world influencing the process. Which innovations to focus on and how we can take it out to the market.”

Speaker 2 (Stephen Abbot, Chief Discovery Officer):

“We think that everyday people should be able to make a big impact on the world. If you could go onto ieCrowd.com and you could participate to say look I think this is a good idea, you could sit back and say I helped influenced that product coming to be.”

Speaker 6 (Fahad Al Saud, Harbour Holdings):

“You know diversity is the sign of any healthy economy, the sign of any healthy ecosystem. These people who are out of the reach of our current medical establishment, these are technologies that can reach out and include them.”

Speaker 7 (Rowena Albanna, Chief Operating Officer):

The scalability in the future is going to be a very challenging task but it’s what we’ve been working towards and the model allows us to do that.”

Speaker 1 (Amro Albanna, Chairman and CEO):

“Big opportunities don’t come easy. They do not come without risk and they do not come without challenges but its work that needs to be done and we gotta get it done and we gotta get it done together, knowing that its risky, knowing that its challenging and knowing that its rewarding at the end.”

Kite Video Transcript

Client	ieCrowd
Video	Kite Video – 1min 30 sec

Speaker 1 (Grey Frandsen, Business Unit President, Olfactor Laboratories):

“Mosquitos can detect our exhaled breath. That’s the simplest way to put it. As we breathe out we are creating a trail, in essence, for mosquitoes to follow from upwards of a football field away. Kite technology is centered around a discovery that was made a few years ago with the University of California that certain small molecules could inhibit or block a mosquitos C02 sensory mechanisms.

Speaker 2 (Michelle Brown, Chief Scientist):

This was published in the scientific journal, Nature. So when we talk about mosquitoes we are talking about dengue fever we are taking about Chikungunya.

Speaker 1 (Grey Frandsen, Business Unit President, Olfactor Laboratories):

Well over a million people die every year from malaria and in countries like Uganda upwards of eighty percent of children have the malaria parasite in their bodies. By collaborating with nonprofits, NGO’s, universities, and other companies we want to be able to develop the suite of tools to finally get diseases off the map.

We believe that the technology at Olfactor Labs is going to be a very large platform from which multiple rockets can launch.”

Speaker 3 (Sean Dimond, Director of External Relations, Pilgrim Africa):

“The fact that there are so many families struggling from this disease, the possibility of having a new effective scalable tool in this fight, it’s really a matter of hope.”

Nuuma Video Transcript

Client	ieCrowd
Video	Nuuma Video – 1min 43 sec

Speaker 1 (Larry Eason, Chief Marketing Officer):

“We take twenty thousand breathes a day, twenty thousand breathes every single day and yet we don’t know what’s, what’s in that air, we don’t know what we are breathing. Just because we can’t see the pollution that’s in the air doesn’t mean that it’s not present.

Speaker 2 (Sundip Doshi, VP, Technology Business Group):

“There are many senses out there but what we’re developing is a technology that allows us to detect multiple gasses simultaneously. Depending on whether it’s a military application or an air pollution application or medical application I think we’re gonna be able to put in the right building blocks so that it can detect the right kind of vapors, the right kind of gases and were doing all of this in a form factor that’s extremely small utilizing extremely low power and being able to detect gases to the parts per billion.”

Speaker 1 (Larry Eason, Chief Marketing Officer):

“The bottom line is knowledge and information that’s power. It’s power for doctors, it’s power for health care workers, it’s power for parents, for people running schools, for athletes. We have come to expect to know what’s in the water we are drinking what’s in the food we are eating but we don’t know what’s in the air we are breathing. I grew up here surrounded by air pollution it impacted my life for a long time and honestly I don’t want that for my daughter. “

Smart Oxygen Video Transcript

Client	ieCrowd
Video	Smart Oxygen Video – 1min 43 sec

Speaker 1 (David Lischer, Co-Inventor):

“It started with having difficulty catching my breath, but it turned out to be a much more serious issue than that. I was riding my bicycle to work every day, I was swimming in the pool nonstop miles for time every other day, jumping off mountains with skis on, and going surfing on the weekends. So to find out I was having respiratory problems was quite startling.

There’s a knob on the regulator that allows you to change the settings; Steve’s idea was just to put an onboard computer in your backpack. Well, that’s a great idea, but I don’t know how to do that, and so Steve did know how to do that.“

Hits golf ball – off screen voice: “Perfect”

“This system that we designed is a fairly intelligent system; it determines the needs of a patient according to inhalation. You just feel better, you enjoy life, you stop feeling sorry for yourself, you know…these things happen. Get out there and do something!”

Speaker 2 (David Gibbons, Assitant Director of Technology Transfer and IP, UC San Diego):

“We’re trying to create things that will benefit society and be a return on society’s investment in the university. And so leveraging the IeCrowd team, we’re really on parallel tracks that should move this technology to market much faster.”

Looking at golf ball - Voice of David Lischer:

“That’s the one we want. don’t!– look at it come back down the hill”

END